Exhibit (g)(31)(1)

Form of
FIRST AMENDMENT TO

JOINT TRADING ACCOUNT CUSTODY AGREEMENT

BETWEEN

THE BANK OF NEW YORK

AND

FIDELITY FUNDS

FIRST AMENDMENT TO JOINT TRADING ACCOUNT CUSTODY AGREEMENT BETWEEN THE BANK OF NEW YORK AND FIDELITY FUNDS, dated as of _______, by and between THE BANK OF NEW YORK ("Custodian") and each of the entities listed on SchedulesA-1, A-2, A-3 and A-4 hereto on behalf of itself or, (i) in the case of a series company, on behalf of one or more of its portfolios or series listed on SchedulesA-1 or A-2 hereto, (ii) in the case of the accounts listed on Schedule A-3 hereto, acting through Fidelity Management & Research Company, and (iii)in the case of the commingled or individual accounts listed on Schedule A-4 hereto, acting through Fidelity Management Trust Company (collectively, the "Funds" and each, a "Fund").

WITNESSETH

WHEREAS, Custodian and certain of the Funds have entered into that certain Joint Trading Account Custody Agreement between The Bank of New York and Fidelity Funds, dated as of ______ (the "Agreement"), pursuant to which the Funds have appointed the Custodian as its custodian for the purpose of establishing and administering one or more joint trading accounts or subaccounts thereof (individually, an "Account" and collectively, the "Accounts") and holding cash and securities for the Funds in connection with repurchase transactions effected through the Accounts; and

WHEREAS, Seller and the Funds desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and mutual promises and covenants contained herein, the parties hereto agree as follows. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including the preamble and recitals, have the meanings provided in the Agreement.

The Agreement is hereby amended by deleting Paragraph2.03(f) in its entirety and substituting the following in lieu thereof: